AMENDMENT


07005308

...ES
...GE COMMISSION
. 20549

...ED REPORT
FORM X-17A-5 (A)
~~PART III~~

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SEC FILE NUMBER
8- 15608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSATLANTIC SECURITIES COMPANY, ~~L. P.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000, Sherbrooke Street West, Suite 2200
(No. and Street)

Montreal	Quebec (Canada)	H3A 3R7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Robert Dorey~~ ~~(514) 847-7638~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornton
(Name – *if individual, state last, first, middle name*)

600, rue de la Gauchetiere West, suite 1900, Montreal, (Quebec) Canada H3B 4L8
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 5/22

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Dorey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

~~Transatlantic Securities Company L.P.~~, as

of December, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



COMMISSAIRE À L'ASSERMENTATION
NICOLE LEDUC
#152 519
TOUS LES DISTRICTS JUDICIAIRES DU QUÉBEC

Signature

President/CEO/CFO
Title

Nicole Leduc
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Transatlantic Securities Company, Limited Partnership
Computation of Net Capital Pursuant to
Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
31-Dec-06 **Schedule I**

Net capital		
Total ownership equitystockholder's equity		$ 6,571,389
Substract nonallowable assets		
Securities owned not readily marketable	$ 2,207,677	
Memberships in exchanges	-	
Receivables from affiliates	50,304	
Prepaid expenses	49,300	
Other accounts receivables	25,375	
Deposits with clearing organizations	477,919	2,810,575
Deductions and/or charges		
Canadian Cash	185,020	
Insurance	9,453	
Canadian government obligations	10,261	204,734
Haircuts on securities		
U.S. and Canadian government obligations		855
Net capital		$ 3,555,225
Aggregate indebtedness		
Payable to brokers or dealers and clearing organizations		
Failed to receive: Other	$ -	
Clearing organizations: Other	1,975	1,975
Accounts payable and accrued liabilities		327,892
Total aggregate indebtedness		$ 329,867
Minimum net capital		$ 100,000
Excess net capital		$ 3,455,225
Ratio - Aggregate indebtedness to net capital		.09 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no differences between the amounts presented above and the amounts reported in the December 31, 2006 FOCUS report as filed

Transatlantic Securities Company, Limited Partnership
Computation for Determination of Reserve Requirements
And Information Relating to Possession of Control
Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
31-Dec-06 **Schedule II**

The Company is exempt from the provisions of rule 15c3-3 in accordance with Section k(2) (i).

END